UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32426

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
WEX Inc. Employee Savings Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WEX Inc.
1 Hancock Street
Portland, Maine 04101

REQUIRED INFORMATION
The WEX Inc. Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2022 and supplemental schedules have been prepared in accordance with the financial reporting requirements of ERISA.

WEX Inc.
Employee Savings Plan
Form 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
WEX Inc. Employee Savings Plan
Portland, Maine

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of WEX Inc. Employee Savings Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2022 and supplemental schedule of delinquent participant contributions for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 23, 2023

We have served as the auditor of the Plan since 2005.

WEX Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets
Participant–directed investments	$341,416,848	$384,615,671

Receivables:
Notes receivable from participants	4,111,554	3,986,811
Accrued investment income	8,628	8,191
Total receivables	4,120,182	3,995,002
Net assets available for benefits	$345,537,030	$388,610,673
See accompanying notes to the financial statements.

WEX Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2022

2022

Investment income (loss)
Net depreciation in fair value of investments	$(78,222,701)
Dividends and interest	6,573,006
Total investment loss	(71,649,695)

Additions
Contributions:
Participant contributions	27,905,282
Employer matching contributions	16,766,644
Rollover contributions	5,150,881
Total contributions	49,822,807
Interest income on notes receivable from participants	171,707
Total additions	49,994,514

Deductions
Benefits paid to participants	21,162,201
Administrative expenses	256,261
Total deductions	21,418,462

Net decrease in net assets	(43,073,643)
Net assets available for benefits:
Beginning of year	388,610,673
End of year	$345,537,030
See accompanying notes to the financial statements.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN
The following description of the WEX Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more information.
General
The Plan was established on February 23, 2005, under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”). The Plan was amended and restated by WEX Inc. (the “Company”) effective January 1, 2020, and has been further amended by the Company on various occasions.
The Plan is a defined contribution profit sharing plan including a qualified, tax exempt trust under Code Sections 401(a) and 501(a) and a qualified cash or deferred arrangement under Code Section 401(k)(2). The portion of the Plan benefiting employees who have completed one year of service is intended to satisfy the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan Administrator is the 401(k) Committee (the “Committee”) as designated by the Company’s Board of Directors. Bank of America Merrill Lynch is the recordkeeper of the Plan and Bank of America N.A. is the trustee of the Plan (the “Trustee”).
Eligibility
Each employee of the Company and its eligible subsidiaries who has attained the age of eighteen (18) is eligible to participate in the Plan.
Contributions
Each year, participants may contribute up to 75 percent of their compensation, as defined in the Plan, on a pre-tax basis, a Roth after-tax basis, or a combination of both, subject to limitations stipulated by the Code. After one year of service, participants’ contributions to the Plan are matched 100 percent by the Company up to 6 percent of the participant’s eligible compensation subject to any legal restrictions. Participants who are at least 50 years of age before the close of the Plan year may make an additional contribution, subject to limitations stipulated by the Code. Participants may also contribute amounts representing eligible rollover distributions from other types of eligible retirement plans.
Participant Accounts
An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with participant withdrawals, allocations of Plan losses, and administrative fees, if applicable. Allocations of Plan earnings and losses are based on account balances. The benefit to which a participant is entitled is equal to the participant’s vested account.
Investments
Participants direct the investment of their contributions and the Company matching contributions made on their behalf into various investment options offered by the Plan. As of December 31, 2022, the Plan offers several common collective trust funds, several open-end mutual funds and WEX Inc. Common Stock as investment options for participants.
Investments in WEX Inc. Common Stock are subject to the restrictions set forth in the Plan document, including that no more than 25 percent of any contribution made by or on behalf of a Participant may be invested in WEX Inc. Common Stock.
Concentrations
As of December 31, 2022, approximately 46 percent of total assets is comprised of net assets held within the following five investment funds: Fidelity 500 Index Fund, Metropolitan West Total Return Bond Fund Plan Class, MFS Mid Cap Value Fund, American Funds Europacific Growth Fund and the Winslow Large Cap Growth Fund.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

Vesting and Forfeitures
Participants have full and immediate vesting rights in their contributions, Company matching contributions, investment earnings and other amounts allocated to their accounts. Any matching contributions attributable to an excess deferral or excess contribution, as defined under the Plan, shall be forfeited. Forfeitures shall be used first to pay administrative expenses of the Plan and then shall be used to reduce employer matching contributions. The balance of forfeited amounts as of December 31, 2022 and 2021, were immaterial and included within participant-directed investments on the statements of net assets available for benefits.
Notes Receivable from Participants
Participants may borrow against their Plan accounts, excluding amounts attributable to Company matching contributions, up to a maximum of $50,000 (reduced by the highest outstanding loan balance for the preceding 12-month period) or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, unless for the purchase of a principal residence, in which case the term of the loan may not exceed fifteen years. The interest rate for a loan requested in any month will be equal to the prime rate as listed on the last business day of the preceding month in the Wall Street Journal plus 1 percent. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates, he or she may continue to make the scheduled loan payments directly to Bank of America Merrill Lynch.
Benefit Payments
Under the Plan, a participant may elect to receive a distribution of the vested portion of his or her account balance as of any valuation date which occurs after his or her retirement or termination of employment. If, however, as of any monthly processing date following the date of retirement or termination of employment the participant's account balance does not exceed $5,000, and the participant does not elect to roll over or receive distribution of his or her account, such account balance shall be mandatorily distributed in a lump sum as soon as practicable after such processing date. In the event of a mandatory distribution greater than $1,000, if the participant does not elect to roll over or receive distribution of his or her account then the Committee shall direct the Trustee to pay the distribution in a direct rollover to an individual retirement plan designated by the Committee.
Unless a participant otherwise elects, distribution to a participant shall be made or commence being made no later than the sixtieth day after the close of the Plan year in which the latest of the following occurs: (i) the participant’s attainment of age 65, (ii) the member’s severance from employment, or (iii) the tenth anniversary of the year which the member commenced participation in the Plan. Notwithstanding the foregoing to the contrary, distribution of the account balance to a member who is not a five percent owner shall be made or commence not later than April 1 of the calendar year following the later of the calendar year in which such participant attains age 72 or the calendar year in which the participant retires. Distribution of the account balance of a five percent owner shall be made or commence not later than April 1 of the calendar year following the calendar year in which the participant attains age 72.
A participant who is first required to receive or commence receiving distribution of his or her account on or after April 1, 2021, shall receive annual installments of the required minimum amount, as defined in the Plan, unless such participant elects to have his or her entire account balance distributed in a lump sum.
Distributions from all investment options are made in cash; provided that participants may elect that distribution of the portion of their account which is invested in WEX Inc. Common Stock be made, in whole or in part, in whole shares of common stock of the Company.
If a participant dies before receiving distribution of his or her account, his or her surviving spouse (or designated beneficiary, if the participant's surviving spouse has provided consent in accordance with the terms of the Plan or if the participant is not married) may elect to receive either (i) a lump sum distribution of the participant's account balance; or (ii) payment of the participant's account balance in installments over a period not exceeding 5 years. If, however, the participant's account balance does not exceed $5,000 as of the first monthly processing date following the participant's death, distribution will be made in a lump sum as soon as practicable after such processing date.
In addition, the Plan permits in-service withdrawals under the circumstances specified in the Plan document, including hardship withdrawals.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan holds various investment securities, including mutual funds, common stock and common collective trusts. Investment securities, in general, are exposed to various risks such as, among other things, interest rate risk, credit risk and overall market volatility risk, including market risks resulting from unpredictable events that could impact the value of investment securities, like a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments reported at fair value are classified in their entirety within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the hierarchy are as follows:
•Level 1, which refers to securities valued using quoted prices from active markets for identical assets;
•Level 2, which refers to securities not traded on an active market but for which other observable market inputs are readily available;
•Level 3, which refers to securities valued based on significant unobservable inputs.
Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of investments are recorded on a trade-date basis. Any material pending settlements from sales and purchases of investments as of calendar year-end are reflected as assets and liabilities, respectively, on the statements of net assets available for benefits. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses related to investments in the mutual funds and common collective trust funds are charged directly to the mutual funds and common collective trusts. Such fees and expenses are deducted from income earned by the investments on a daily basis and are not separately reported in the accompanying financial statements.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. A participant’s loan is secured by a portion of his or her vested account balance. Any unpaid loans outstanding at the time when a participant receives distribution of his or her account are recorded as distributions.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts due to participants who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2022, and 2021 were immaterial.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

3.	FAIR VALUE
The following tables set forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2022 and 2021, by level within the fair value hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2022 and 2021.

	Fair Value Measurements at December 31, 2022
	Active Markets for Identical Assets (Level 1)	Total
Assets:
WEX Inc. Common Stock	$7,054,670	$7,054,670
Mutual funds
Equity/stock funds	171,570,580	171,570,580
Bond/fixed income funds	40,967,517	40,967,517
Money market funds (cash equivalent)	283,677	283,677
Total	$219,876,444	219,876,444
Common collective trusts measured at net asset value(1)		121,540,404
Total investments at fair value		$341,416,848

	Fair Value Measurements at December 31, 2021
	Active Markets for Identical Assets (Level 1)	Total
Assets:
WEX Inc. Common Stock	$5,398,670	$5,398,670
Mutual funds
Equity/stock funds	227,530,327	227,530,327
Bond/fixed income funds	45,726,812	45,726,812
Target date allocation funds	92,901,257	92,901,257
Money market funds (cash equivalent)	171,912	171,912
Total	$371,728,978	371,728,978
Common collective trust measured at net asset value(1)		12,886,693
Total investments at fair value		$384,615,671

(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2022 and 2021.
Common stock — Valued at the closing price reported on the active market on which the individual securities are traded.
Money market funds / mutual funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

Common collective trusts measured at net asset value —

	December 31, 2022
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Goldman Sachs Stable Value Collective Trust[1]	$16,206,715	—	N/A	N/A	12 months
Winslow Large Cap Growth CIT[2]	24,795,868	—	N/A	N/A	N/A
T. Rowe Price Target Date Retirement CITs[3]	80,537,821	—	N/A	N/A	N/A
Total	$121,540,404	$—

	December 31, 2021
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Goldman Sachs Stable Value Collective Trust[1]	$12,886,693	$—	N/A	N/A	12 months
Total	$12,886,693	$—

1 Composed primarily of fully benefit-responsive investment contracts. Redemption notice period is for the complete withdrawal by an eligible plan.
2 The NAV as provided by the trustee is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. Should the Plan initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
3 The NAV as provided by the trustee is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Should the Plan initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued investment income. The fair value of these assets and liabilities approximate the carrying amounts in the accompanying financial statements due to their short maturity.

4.	INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 27, 2021, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Plan has since been amended; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS AND RELATED-PARTY TRANSACTIONS
Management fees paid for investment management services are charged directly to the investment funds, and are reflected as a reduction of the return earned on each fund.
Transactions in WEX Inc. Common Stock are related-party transactions and qualify as party-in-interest transactions under the provisions of ERISA as the Company is the sponsoring employer of the Plan. The Plan held 43,108 shares of WEX Inc. Common Stock with an original cost basis of $5,767,177 as of December 31, 2022, and held 38,455 shares of WEX Inc. Common Stock with an original cost basis of $4,961,659 as of December 31, 2021. During the year ended December 31, 2022, no dividends were earned by the Plan related to WEX Inc. Common Stock.
Participant loans, which are considered exempt party-in-interest transactions, were granted throughout the year as part of normal Plan operations.
Certain participant contributions identified during 2021 as being untimely remitted to the Plan, as listed on the accompanying Supplemental Schedule of Delinquent Participant Contributions, were corrected during 2022.

6.	ADMINISTRATIVE EXPENSES
The quarterly recordkeeping and other administrative fees of the Plan are paid on a per capita basis by all Plan participants. The expenses paid for directly by the Plan in 2022 totaled $256,261.

7.	PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and second, for distribution to the participants based upon the balances in their individual accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2022 and 2021:

	2022	2021
Net assets available for benefits per the financial statements	$345,537,030	$388,610,673
Deemed distributions of participant loans	(13,559)	(20,724)
Net assets per Form 5500	$345,523,471	$388,589,949

The following is a reconciliation of changes in net assets available for plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2022:

2022
Net increase in net assets per the financial statements	$(43,073,643)
Change in deemed distributions of participant loans	7,165
Net income per Form 5500	$(43,066,478)

*******************************
SUPPLEMENTAL SCHEDULE
WEX Inc.
Employee Savings Plan
Plan 201729, EIN 01-0526993
Form 5500 - Schedule H, Part IV,
Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2022

Identity of issue, borrower, lessor or similar party		Description of Investment	Cost	Current Value
	Allspring	Discovery Fund	**	$13,098,576
	American Funds	Europacific Growth Fund	**	25,530,145
	Deutsche Asset & Wealth Management	Real Estate Securities Fund	**	4,481,343
	Fidelity	Extended Market Index	**	15,367,824
	Fidelity	500 Index Fund	**	52,102,314
	Fidelity	US Bond Index Fund	**	5,280,859
	Fidelity	Total International Index Fund	**	10,911,009
	Metropolitan West	Total Return Bond Fund Plan Class	**	31,579,211
	Invesco	Developing Markets Fund	**	4,312,962
	MFS	Value Fund	**	20,130,218
	MFS	Mid Cap Value Fund	**	25,636,189
	Principal Funds	High Yield Fund	**	4,107,447
	Total mutual funds			212,538,097

	Goldman Sachs	Stable Value Collective Trust	**	16,206,715
	Winslow	Large Cap Growth	**	24,795,868
	T. Rowe Price	Retirement 2005	**	45,892
	T. Rowe Price	Retirement 2010	**	110,963
	T. Rowe Price	Retirement 2015	**	412,718
	T. Rowe Price	Retirement 2020	**	1,379,449
	T. Rowe Price	Retirement 2025	**	5,960,637
	T. Rowe Price	Retirement 2030	**	9,143,927
	T. Rowe Price	Retirement 2035	**	8,937,776
	T. Rowe Price	Retirement 2040	**	14,350,619
	T. Rowe Price	Retirement 2045	**	15,452,307
	T. Rowe Price	Retirement 2050	**	10,630,156
	T. Rowe Price	Retirement 2055	**	9,149,785
	T. Rowe Price	Retirement 2060	**	2,525,501
	T. Rowe Price	Retirement 2065	**	523
	T. Rowe Price	Retirement Balanced	**	2,437,568
	Total common collective trusts			121,540,404

*	WEX Inc.	WEX Inc. Common Stock	**	7,054,670
	BlackRock	Money Market Funds	283,677	283,677
*	Participant loans, less deemed distributions of $13,559	Maturing at various dates through October 2037; Interest rates ranging from 4.25% - 9.50%	N/A	4,097,995

	Total assets held for investment			$345,514,843

*	Party-in-interest

**	Cost information is not required for participant-directed investments and therefore is not included.

*****************************
SUPPLEMENTAL SCHEDULE
WEX Inc.
Employee Savings Plan
Form 5500 - Schedule H, Part IV,
Plan 201729, EIN 01-0526993,
Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2022

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP
	$—	$67,903	$—	$—

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEX Inc. Employee Savings Plan

Date: June 23, 2023	By:	/s/ Jagtar Narula
Jagtar Narula
Chief Financial Officer (principal financial officer)